As filed with the Securities and Exchange Commission on January 25, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities

Exchange Act of 1934

(Amendment No. 2)

WESTERN ASSET

INFLATION MANAGEMENT FUND INC.

(Name of Subject Company (issuer))

WESTERN ASSET

INFLATION MANAGEMENT FUND INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

95766U107

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

WESTERN ASSET

INFLATION MANAGEMENT FUND INC.

300 FIRST STAMFORD PLACE, 4TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 890-7041

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

SARAH E. COGAN, ESQ.

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

(212) 455-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$7,646,288(a)	$818.16(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 433,463 shares in the offer, based upon a price of $17.64 (98% of the net asset value per share of $17.99 on December 12, 2006).

(b)	Calculated at $107 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$818.16	Filing Party:	Western Asset Inflation Management Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 15, 2006

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

Introductory Statement

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 15, 2007 by Western Asset Inflation Management Fund Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 5% of its outstanding shares, or 433,463 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO:

Exhibit No.	Description
(a)(5)(ii)	Text of press release dated and issued on January 25, 2007.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET INFLATION MANAGEMENT FUND INC.

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	Chairman, President and Chief Executive Officer

Dated: January 25, 2007

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